Exhibit 99.2

 Unaudited consolidated summary financial statements of Barclays Bank PLC as of, and for the period ended 30 June 2013

Barclays Bank PLC is a wholly owned subsidiary of Barclays PLC, which is the Group’s ultimate parent company. The consolidated financial statements of Barclays Bank PLC and Barclays PLC are materially the same, with the key differences being that, in accordance with IFRS:

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Preference shares issued by Barclays Bank PLC are included within share capital and share premium in Barclays Bank PLC, but presented as non-controlling interests in the financial statements of Barclays PLC Group.

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Certain issuances of capital notes by Barclays Bank PLC are included within other shareholders’ equity in Barclays Bank PLC, but presented as non-controlling interests in the financial statements of Barclays PLC Group.

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Barclays PLC shares held for the purposes of employee share schemes and for trading are recognised as available for sale investments and trading portfolio assets respectively within Barclays Bank PLC. Barclays PLC deducts these treasury shares from shareholders equity.

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The Group has made two issuances of contingent capital notes (CCNs). These were both issued by Barclays Bank PLC and pay interest and principal to the holder unless the consolidated CET 1 ratio of Barclays PLC falls below 7% for both issuances, in which case they are cancelled from the consolidated perspective. The coupon payable on the CCNs is higher than a market rate of interest for a similar note without this risk.

The accounting for these instruments differs in the consolidated financial statements of Barclays PLC and Barclays Bank PLC as follows:

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In the case of the first CCN issuance, the cancellation is effected by an automatic legal transfer from the holder to Barclays PLC. In these circumstances, Barclays Bank PLC remains liable to Barclays PLC. Barclays Bank PLC does not benefit from the cancellation feature although it pays a higher than market rate for a similar note, and therefore the initial fair value of the note recognised was higher than par. The difference between fair value and par is amortised to the income statement over time.

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In the case of the second CCN issuance, the cancellation is directly effected in Barclays Bank PLC. To Barclays Bank PLC, the cancellation feature is separately valued from the host liability (see accounting policy 15 of the Joint Barclays PLC and Barclays Bank PLC 2012 Annual Report on Form, 20-F) as an embedded derivative with changes in fair value reported in the income statement. The initial fair value of the host liability recognised was higher than par by the amount of the initial fair value of the derivative and the difference is amortised to the income statement over time.

More extensive disclosures for the period ended 30 June 2013 are included in Exhibit 99.1 of this form 6-K, including risk exposures and business performance, which are materially the same as those for Barclays Bank PLC.

These consolidated interim financial statements do not comprise the Barclays Bank PLC Group’s statutory accounts. The Barclays Bank PLC Group’s statutory accounts for the year ended 31 December 2012, on which the auditors issued an unmodified audit opinion, have been filed with the Registrar of Companies.

Accounting Policies

The Results Announcement has been prepared in accordance with IAS 34 Interim Financial Reporting, using the same accounting policies and methods of computation as those used in the 2012 Annual Report, except for the following accounting standards which were adopted by Barclays Bank PLC Group on 1 January 2013:

IFRS 10 Consolidated Financial Statements

IFRS 10 replaced requirements in IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities. This introduced new criteria to determine whether entities in which Barclays Bank PLC Group has interests should be consolidated. The implementation of IFRS 10 resulted in Barclays Bank PLC Group consolidating some entities that were previously not consolidated and deconsolidating some entities that were previously consolidated, principally impacting the consolidation of entities in the Investment Bank with credit market exposures.

IAS 19 Employee Benefits (Revised 2011)

IAS 19 (Revised 2011), amongst other changes, requires actuarial gains and losses arising from defined benefit pension schemes to be recognised in full. Previously Barclays Bank PLC Group deferred these over the remaining average service lives of the employees (known as the ‘corridor’ approach).

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Basis of Preparation

Comparatives have been fully restated for these standards in accordance with their transition requirements. IFRS 10 only requires the presentation of restated comparatives for the period immediately prior to the first period of application.

The Group published a restatement document on 16 April 2013 describing the financial impacts of IFRS 10 and IAS 19.

The financial impact on Barclays Bank PLC Group for the year ended 31 December 2012 had IFRS 10 and IAS 19 been adopted is shown in the table below:

Impact of Accounting Restatements		Restatement Adjustments
	2012 as Published	IFRS 10	IAS 19	2012 as Restated
Income Statement	£m	£m	£m	£m
Profit/(loss) before tax	99	573	(22)	650
Tax	(483)	(134)	-	(617)
(Loss)/profit after tax	(384)	439	(22)	33

Balance Sheet
Total assets	1,490,747	(144)	(1,842)	1,488,761
Total liabilities	1,427,853	333	652	1,428,838
Total shareholders’ equity	62,894	(477)	(2,494)	59,923

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The positive financial impact of adopting IFRS 10 on Barclays Bank PLC Group’s results for the year ended 31 December 2012 principally reflects an increase in trading income and a reduction in impairment in the Investment Bank. However, there is a cumulative reduction in total shareholders’ equity at 31 December 2012 of £477m as previously disclosed in the 2012 Barclays Bank PLC Annual Report.

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Following the adoption of IAS 19, retirement benefit assets reduced by £2.3bn and retirement benefit liabilities increased by £1.0bn as at 31 December 2012, with additional deferred tax assets recognised of £0.8bn, of which £0.4bn has been recognised in deferred tax assets and £0.4bn in deferred tax liabilities. As a result total assets reduced by £1.8bn and total liabilities increased by £0.7bn. Profit after tax for the period reduced by £22m with other comprehensive income lower by £2.4bn, resulting in a £2.5bn reduction in shareholders’ equity.

IFRS 13 Fair Value Measurement

IFRS 13 provides comprehensive guidance on how to calculate the fair value of financial and non-financial assets. The adoption of IFRS 13 did not have a material financial impact on Barclays Bank PLC Group.

Future Accounting Developments

IFRS 9 Financial Instruments

IFRS 9 will change the classification and therefore the measurement of its financial assets, the recognition of impairment and hedge accounting. In addition to these changes, the portion of gains and losses arising from changes in the Group’ s credit rating included in changes in the value of Barclays Bank PLC Group issued debt securities held at fair value through profit or loss will be included in other comprehensive income rather than the income statement. The proposals have yet to be finalised and it is therefore not yet possible to estimate the financial effects. The current effective date is 1 January 2015, but may be delayed.

For more information on future accounting changes, refer to the Barclays Bank PLC 2012 Annual Report.

Going Concern

Barclays Bank PLC Group’s business activities and financial position, the factors likely to affect its future development and performance, and its objectives and policies in managing the financial risks to which it is exposed and its capital are discussed in the Results by Business, Performance Management and Risk Management sections of the Barclays PLC Interim Results Announcement.

The Directors confirm that they are satisfied that Barclays Bank PLC Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the going concern basis for preparing accounts.

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Condensed Consolidated Financial Statements

Condensed Consolidated Income Statement (Unaudited)

Continuing Operations		Half Year Ended 30.06.13	Half Year Ended 31.12.12	Half Year Ended 30.06.12
	Notes[1]	£m	£m	£m
Net interest income		5,601	5,523	6,127
Net fee and commission income		4,396	4,306	4,230
Net trading income		4,570	1,741	1,609
Net investment income		417	479	211
Net premiums from insurance contracts		387	380	516
Net gain on disposal of investment in BlackRock, Inc.		-	-	227
Other income		32	48	60
Total income		15,403	12,477	12,980
Net claims and benefits incurred on insurance contracts		(268)	(237)	(363)
Total income net of insurance claims		15,135	12,240	12,617
Credit impairment charges and other provisions		(1,631)	(1,630)	(1,710)
Net operating income		13,504	10,610	10,907

Staff costs		(6,431)	(5,522)	(5,945)
Administration and general expenses		(3,357)	(3,172)	(3,573)
UK bank levy		-	(345)	-
Provision for PPI redress		(1,350)	(1,300)	(300)
Provision for interest rate hedging products redress		(650)	(400)	(450)
Operating expenses		(11,788)	(10,739)	(10,268)

(Loss)/profit on disposal of undertakings and share of results of associates and joint ventures		(68)	63	77
Profit/(loss) before tax		1,648	(66)	716
Tax		(590)	(304)	(313)
Profit/(loss) after tax		1,058	(370)	403

Attributable to:
Equity holders of the parent		886	(533)	227
Non-controlling interests	1	172	163	176
Profit/ (loss) after tax		1,058	(370)	403

1	For notes specific to Barclays Bank PLC see page 8 and for those that also relate to Barclays PLC see pages 96 to 129 in the Barclays PLC Results Announcement.

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Condensed Consolidated Financial Statements

Condensed Consolidated Statement of Profit or Loss and other Comprehensive Income (Unaudited)

Continuing Operations		Half Year Ended 30.06.13	Half Year Ended 31.12.12	Half Year Ended 30.06.12
	Notes[1]	£m	£m	£m
Profit/(loss) after tax		1,058	(370)	403

Other comprehensive income that may be recycled to profit or loss:
Currency translation reserve		511	(946)	(602)
Available for sale reserve		(97)	743	(43)
Cash flow hedge reserve		(1,137)	420	242
Other		20	45	51
Total comprehensive income that may be recycled to profit or loss		(703)	262	(352)

Other comprehensive income not recycled to profit or loss:
Retirement benefit remeasurements		(37)	(55)	(1,180)

Other comprehensive income for the period		(740)	207	(1,532)

Total comprehensive income for the period		318	(163)	(1,129)

Attributable to:
Equity holders of the parent		444	(161)	(1,261)
Non-controlling interests	1	(126)	(2)	132
Total comprehensive income for the period		318	(163)	(1,129)

1	For notes specific to Barclays Bank PLC see page 8 and for those that also relate to Barclays PLC see pages 96 to 129 in the Barclays PLC Results Announcement.

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Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheet (Unaudited)

		As at 30.06.13	As at 31.12.12	As at 30.06.12
Assets	Notes[1]	£m	£m	£m
Cash and balances at central banks		72,720	86,191	126,074
Items in the course of collection from other banks		2,578	1,473	2,598
Trading portfolio assets		151,990	146,352	167,458
Financial assets designated at fair value		46,847	46,629	46,761
Derivative financial instruments		403,249	469,156	517,693
Loans and advances to banks		46,887	40,871	48,765
Loans and advances to customers		470,062	423,906	452,744
Reverse repurchase agreements and other similar secured lending		222,881	176,522	173,814
Available for sale financial investments		91,730	75,133	68,952
Current and deferred tax assets		4,697	3,811	3,959
Prepayments, accrued income and other assets		5,579	4,362	5,896
Investments in associates and joint ventures		591	633	549
Goodwill and intangible assets		7,849	7,915	7,861
Property, plant and equipment		5,618	5,754	5,909
Retirement benefit assets		100	53	56
Total assets		1,533,378	1,488,761	1,629,089

Liabilities
Deposits from banks		78,330	77,012	94,467
Items in the course of collection due to other banks		1,542	1,587	1,671
Customer accounts		460,294	385,500	408,351
Repurchase agreements and other similar secured borrowing		259,539	217,178	245,833
Trading portfolio liabilities		59,360	44,794	51,747
Financial liabilities designated at fair value		71,274	78,561	95,150
Derivative financial instruments		396,125	462,721	507,712
Debt securities in issue		102,946	119,525	124,901
Accruals, deferred income and other liabilities		14,471	12,532	12,589
Current and deferred tax liabilities		978	958	999
Subordinated liabilities		23,270	24,422	22,089
Provisions		4,425	2,766	1,851
Retirement benefit liabilities		1,430	1,282	1,358
Total liabilities		1,473,984	1,428,838	1,568,718

Shareholders’ Equity
Shareholders’ equity excluding non-controlling interests		56,774	57,067	57,414
Non-controlling interests	1	2,620	2,856	2,957
Total shareholders’ equity		59,394	59,923	60,371

Total liabilities and shareholders’ equity		1,533,378	1,488,761	1,629,089

1	For notes specific to Barclays Bank PLC see page 8 and for those that also relate to Barclays PLC see pages 96 to 129 in the Barclays PLC Results Announcement.

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Condensed Consolidated Financial Statements

Condensed Consolidated Statement of Changes in Equity (Unaudited)

	Called up Share Capital and Share Premium[1]	Other Reserves		Retained Earnings	Total	Non- controlling Interests[1]	Total Equity
Half Year Ended 30.06.13	£m	£m		£m	£m	£m	£m
Balance at 1 January 2013	14,494	3,329		39,244	57,067	2,856	59,923
Profit after tax	-	-		886	886	172	1,058
Currency translation movements	-	750		-	750	(239)	511
Available for sale investments	-	(99)		-	(99)	2	(97)
Cash flow hedges	-	(1,080)		-	(1,080)	(57)	(1,137)
Retirement benefit remeasurements	-	-		(33)	(33)	(4)	(37)
Other	-	-		20	20	-	20
Total comprehensive income for the year	-	(429)		873	444	(126)	318
Equity settled share schemes	-	-		337	337	-	337
Vesting of Barclays PLC shares under share-based payment schemes	-	-		(1,034)	(1,034)	-	(1,034)
Dividends paid	-	-		(489)	(489)	(98)	(587)
Dividends on preference shares and other shareholders equity	-	-		(225)	(225)	-	(225)
Capital injection from Barclays PLC	-	-		750	750	-	750
Redemption of capital notes	-	(100)		-	(100)	-	(100)
Other reserve movements	-	22		2	24	(12)	12
Balance at 30 June 2013	14,494	2,822		39,458	56,774	2,620	59,394

Half Year Ended 31.12.12
Balance at 1 July 2012	14,494	2,962		39,958	57,414	2,957	60,371
(Loss)/ profit after tax	-	-		(533)	(533)	163	(370)
Currency translation movements	-	(758)		-	(758)	(188)	(946)
Available for sale investments	-	718		-	718	25	743
Cash flow hedges	-	423		-	423	(3)	420
Retirement benefit remeasurements	-	-		(55)	(55)	-	(55)
Other	-	-		44	44	1	45
Total comprehensive income for the year	-	383		(544)	(161)	(2)-	(163)
Equity settled share schemes	-	-		348	348	-	348
Vesting of Barclays PLC shares under share-based payment schemes	-	-		(34)	(34)	-	(34)
Dividends paid	-	-		(234)	(234)	(86)	(320)
Dividends on preference shares and other shareholders equity	-	-		(244)	(244)	-	(244)
Other reserve movements	-	(16)		(6)	(22)	(13)	(35)
Balance at 31 December 2012	14,494	3,329	-	39,244	57,067	2,856 -	59,923

Half Year Ended 30.06.12
Balance at 1 January 2012	14,494	3,308		42,093	59,895	3,092	62,987
Profit after tax	-	-		227	227	176	403
Currency translation movements	-	(531)		-	(531)	(71)	(602)
Available for sale investments	-	(62)		-	(62)	19	(43)
Cash flow hedges	-	234		-	234	8	242
Retirement benefit remeasurements	-	-		(1,180)	(1,180)	-	(1,180)
Other	-	1		50	51	-	51
Total comprehensive income for the year	14,494	(358)		(903)	(1,261)	132	(1,129)
Equity settled share schemes	-	-		369	369	-	369
Vesting of Barclays PLC shares under share-based payment schemes	-	-		(912)	(912)	-	(912)
Dividends paid	-	-		(462)	(462)	(143)	(605)
Dividends on preference shares and other shareholders equity	-	-		(221)	(221)	-	(221)
Other reserve movements	-	12		(6)	6	(124)	(118)
Balance at 30 June 2012	14,494	2,962		39,958	57,414	2,957	60,371

1 Details of share capital and non-controlling interests are shown on page 8

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Condensed Consolidated Financial Statements

Condensed Consolidated Cash Flow Statement (Unaudited)

Continuing Operations	Half Year Ended 30.06.13	Half Year Ended 31.12.12	Half Year Ended 30.06.12
	£m	£m	£m
Profit/(loss) before tax	1,648	(66)	716
Adjustment for non-cash items	(450)	5,447	3,770
Changes in operating assets and liabilities	10,094	(49,924)	26,608
Corporate income tax paid	(794)	(627)	(889)
Net cash from operating activities	10,498	(45,170)	30,205
Net cash from investing activities	(16,629)	(4,627)	(2,151)
Net cash from financing activities	(841)	1,056	(2,979)
Effect of exchange rates on cash and cash equivalents	3,323	(1,683)	(2,428)
Net increase in cash and cash equivalents	(3,649)	(50,424)	22,647
Cash and cash equivalents at beginning of the period	121,896	172,320	149,673
Cash and cash equivalents at end of the period	118,247	121,896	172,320

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Notes

1.	Non-controlling Interests

	Profit Attributable to Non-controlling Interest			Equity Attributable to Non-controlling Interest
	Half Year Ended 30.06.13	Half Year Ended 31.12.12	Half Year Ended 30.06.12	Half Year Ended 30.06.13	Half Year Ended 31.12.12	Half Year Ended 30.06.12
	£m	£m	£m	£m	£m	£m
Absa Group Limited	158	150	154	2,509	2,737	2,842
Other non-controlling interests	14	13	22	111	119	115
Total	172	163	176	2,620	2,856	2,957

2.	Dividends

	Half Year Ended 30.06.13	Half Year Ended 31.12.12	Half Year Ended 30.06.12

Dividends paid during the period	£m	£m	£m
Ordinary shares	489	234	462
Preference shares	225	244	221
Total	714	478	683

Ordinary dividends were paid to enable Barclays PLC to fund its dividend to shareholders.

3.	Share Capital

Ordinary Shares

At 30 June 2013 and 31 December 2012 the issued ordinary share capital of Barclays Bank PLC, comprised 2,342 million ordinary shares of £1 each.

Preference Shares

At 30 June 2013 and 31 December 2012 the issued preference share capital of Barclays Bank PLC comprised 1,000 Sterling Preference Shares of £1 each; 240,000 Euro Preference Shares of €100 each; 75,000 Sterling Preference Shares of £100 each; 100,000 US Dollar Preference Shares of US$ 100 each; and 237 million US Dollar Preference Shares of US$0.25 each.

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